UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Principal Finance/Accounting Officer Succession

On December 20, 2021, Stratasys Ltd. (the “Company”) announced that it has appointed Eitan Zamir, the Company’s current vice president of finance, as its new chief financial officer, effective as of the end of February 2021. Mr. Zamir will replace Lilach Payorski, who will step down from that role as of that time. Mr. Zamir currently serves as the Company’s vice president of finance.

A press release announcing Mr. Zamir’s appointment in succession of Ms. Payorski is appended to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) as Exhibit 99.1.

Incorporation by Reference

The information in this Form 6-K (excluding the contents of Exhibit 99.1 hereto) is incorporated by reference in the Company’s registration statements on Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, and Form S-8, SEC file numbers 333-190963, 333-236880 and 333-253694, filed by the Company with the SEC on September 3, 2013, March 4, 2020 and March 1, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by Stratasys Ltd. on December 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 21, 2021	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

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